UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Ikanos Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45173E105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: **

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Francis Capital Management, LLC 95-4800797
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
California, United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
7,122,169
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
7,122,169
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,122,169
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
7.36%
12.	Type of Reporting Person (See Instructions)
IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John P. Francis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
7,122,169
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
7,122,169
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,122,169
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
7.36%
12.	Type of Reporting Person (See Instructions)
IN, HC

Item 1.

(a)	Name of Issuer

Ikanos Communications, Inc.

(b)	Address of Issuer's Principal Executive Offices

47669 Fremont Boulevard, Fremont, CA 94538

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Francis Capital Management, LLC, a California limited liability company (“FCM”) and John P. Francis, Managing Member of FCM (each, a “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence

1453 Third Street, Suite 470, Santa Monica, CA 90401

(c)	Citizenship

(i)	FCM is a California limited liability company.

(ii)	John P. Francis is a United States citizen.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

45173E105

Item 3. If this statement is filed pursuant to §240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a)	Amount beneficially owned: 7,122,169

(b)	Percent of class: 7.36% *

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,122,169

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,122,169

(iv)	Shared power to dispose or to direct the disposition of: 0

* According to the issuer’s Form 10-Q filed on October 30, 2013, it had 71,786,975 shares of common stock outstanding as of October 22, 2013. Due to a secondary offering by the issuer of 25,000,000 shares of common stock effective on November 13, 2013, the number of shares outstanding used for purposes of this Schedule 13G is 96,786,975.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

FCM, in its capacity as investment adviser to certain managed accounts (“Managed Accounts”) and two pooled investment vehicles (the “Funds”), may be deemed to be the beneficial owner of 7,122,169 shares of the issuer’s common stock owned by the Funds and Managed Accounts, as in its capacity as investment adviser it has the power to dispose and direct the disposition of the shares of the issuer’s common stock owned by the Funds and Managed Accounts, and has the power to vote the shares of the issuer’s common stock owned by the Funds.

Each of the Funds and Managed Accounts individually owns less than 5% of the issuer’s common stock.

John P. Francis is a part-owner of FCM and its Managing Member. As the controlling person of FCM, he may be deemed to beneficially own 7,122,169 shares of the issuer owned by the Funds and Managed Accounts.

Pursuant to Rule 13d-4, John P. Francis disclaims beneficial ownership of the securities owned by the Funds and Managed Accounts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2014

FRANCIS CAPITAL MANAGEMENT, LLC

/s/ John P. Francis
By: John P. Francis

Its: Managing Member

JOHN P. FRANCIS

/s/ John P. Francis
By: John P. Francis

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections

13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under

Rule 13d-1.

Dated: February 9, 2014

FRANCIS CAPITAL MANAGEMENT, LLC

/s/ John P. Francis
By: John P. Francis

Its: Managing Member

JOHN P. FRANCIS

/s/ John P. Francis
By: John P. Francis

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